April 1, 2016

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Putnam Funds Filing under Rule 17g-1

Ladies and Gentlemen:

On behalf of the registered management investment companies listed in Schedule A-1 hereto (the “Funds”), please be advised, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as follows:

1. Enclosed as Exhibit 1 is a copy of the fidelity bond covering the Funds for the period beginning December 1, 2015 and ending November 30, 2016, which is also the period for which premiums have been paid to date.

2. Enclosed as Exhibit 2 is a copy of the resolutions approved by the Trustees of the Funds approving the amount of fidelity bond coverage and the form and amount of the bond. The resolutions were approved by a majority of the Trustees of the Putnam Funds, including a majority of the disinterested Trustees, on October 16, 2015.

3. Enclosed as Exhibit 3 is a copy of the agreement entered into by the Funds, Putnam Investment Management, LLC and certain of its affiliates in accordance with Rule 17g-1(f).

4. Schedule A-2 hereto lists the amount of fidelity bond coverage each Fund would have been required to maintain under Rule 17g-1(d) if it did not participate in the joint fidelity bond.

Premiums for the bond enclosed as Exhibit 2 have been paid by the insureds thereunder through November 30, 2016.

Please direct any comments you may have to my colleague Peter T. Fariel, Senior Counsel, at (617) 760-0023.

Very truly yours,
/s/ James P. Pappas

James P. Pappas

Schedule A

PUTNAM FUNDS

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam California Tax Exempt Income Fund
Putnam Convertible Securities Fund
Putnam Diversified Income Trust
Putnam Asset Allocation Funds
- Dynamic Asset Allocation Balanced Fund
- Dynamic Asset Allocation Conservative Fund
- Dynamic Asset Allocation Growth Fund
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
- Putnam Absolute Return 100 Fund
- Putnam Absolute Return 300 Fund
- Putnam Absolute Return 500 Fund
- Putnam Absolute Return 700 Fund
- Putnam Asia Pacific Equity Fund
- Putnam Capital Spectrum Fund
- Putnam Dynamic Asset Allocation Equity Fund
- Putnam Dynamic Risk Allocation Fund
- Putnam Emerging Markets Equity Fund
- Putnam Emerging Markets Income Fund
- Putnam Equity Spectrum Fund
- Putnam Floating Rate Income Fund
- Putnam Global Consumer Fund
- Putnam Global Dividend Fund
- Putnam Global Energy Fund
- Putnam Global Financials Fund
- Putnam Global Industrials Fund
- Putnam Global Sector Fund
- Putnam Global Technology Fund
- Putnam Global Telecommunications Fund
- Putnam Intermediate-Term Municipal Income Fund
- Putnam International Value Fund
- Putnam Low Volatility Equity Fund
- Putnam Money Market Liquidity Fund
- Putnam Mortgage Opportunities Fund
- Putnam Multi-Cap Core Fund
- Putnam Retirement Income Fund Lifestyle 2
- Putnam Retirement Income Fund Lifestyle 3
- Putnam Short Duration Income Fund
- Putnam Short Term Investment Fund
- Putnam Short-Term Municipal Income Fund
- Putnam Small Cap Growth Fund

Schedule A

- Putnam Strategic Volatility Equity Fund
George Putnam Balanced Fund
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
- Putnam Capital Opportunities Fund
- Putnam Government Money Market Fund
- Putnam Growth Opportunities Fund
- Putnam International Capital Opportunities Fund
- Putnam International Growth Fund
- Putnam Multi-Cap Value Fund
- Putnam Research Fund
- Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Mortgage Recovery Fund*
Putnam Multi-Cap Growth Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady® Funds
- Putnam Retirement Income Fund Lifestyle 1
- Putnam RetirementReady 2060 Fund
- Putnam RetirementReady 2055 Fund
- Putnam RetirementReady 2050 Fund
- Putnam RetirementReady 2045 Fund
- Putnam RetirementReady 2040 Fund
- Putnam RetirementReady 2035 Fund
- Putnam RetirementReady 2030 Fund

Schedule A

- Putnam RetirementReady 2025 Fund
- Putnam RetirementReady 2020 Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
- Putnam AMT-Free Municipal Fund
- Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust
Putnam Variable Trust
- Putnam VT Absolute Return 500 Fund
- Putnam VT American Government Income Fund
- Putnam VT Capital Opportunities Fund
- Putnam VT Diversified Income Fund
- Putnam VT Equity Income Fund
- Putnam VT George Putnam Balanced Fund
- Putnam VT Global Asset Allocation Fund
- Putnam VT Global Equity Fund
- Putnam VT Global Health Care Fund
- Putnam VT Global Utilities Fund
- Putnam VT Growth and Income Fund
- Putnam VT Growth Opportunities Fund
- Putnam VT High Yield Fund
- Putnam VT Income Fund
- Putnam VT International Equity Fund
- Putnam VT International Growth Fund
- Putnam VT International Value Fund
- Putnam VT Investors Fund
- Putnam VT Money Market Fund
- Putnam VT Multi-Cap Growth Fund
- Putnam VT Multi-Cap Value Fund
- Putnam VT Research Fund
- Putnam VT Small Cap Value Fund
- Putnam VT Voyager Fund
Putnam Voyager Fund

*interval fund, shares are not listed on the NYSE

FIDELITY BOND MONITOR

AS OF: February 29, 2016

			PREPARED BY:	M.Culosi
			REVIEWED BY:	R.Fleming

			GROSS ASSETS AS OF
FUND			MOST RECENT MONTH	MINIMUM BOND
NUMBER	FUND NAME	FYE	END	AMOUNT

001	George Putnam Balanced Fund	07 / 31	1,248,794,924	1,250,000

002	Putnam Fund For Growth & Income	10 / 31	4,373,018,791	2,500,000

003	Putnam Investors Fund	07 / 31	1,683,913,384	1,500,000

004	Putnam Income Fund	10 / 31	3,112,974,891	2,100,000

005	Putnam Global Equity Fund	10 / 31	735,967,031	900,000

007	Putnam Voyager Fund	07 / 31	3,103,685,967	2,100,000

008	Putnam Convertible Securities Fund	10 / 31	668,974,290	900,000

010	Putnam Money Market Fund	09 / 30	1,257,140,331	1,250,000

011	Putnam Tax Exempt Income Fund	09 / 30	982,368,727	1,000,000

012	Putnam Equity Income Fund	11 / 30	5,656,474,137	2,500,000

014	Putnam High Yield Trust	08 / 31	1,012,992,416	1,250,000

018	Putnam Global Natural Resources Fund	08 / 31	145,524,378	525,000

019	Putnam New Jersey Tax Exempt Income Fund	05 / 31	193,654,784	600,000

021	Putnam Global Health Care Fund	08 / 31	1,488,978,334	1,250,000

027	Putnam California Tax Exempt Income Fund	09 / 30	1,356,733,788	1,250,000

030	Putnam New York Tax Exempt Income Fund	11 / 30	1,059,393,464	1,250,000

032	Putnam U.S. Government Income Trust	09 / 30	1,679,893,325	1,500,000

033	Putnam American Government Income Fund	09 / 30	620,137,352	900,000

041	Putnam Global Income Trust	10 / 31	308,930,948	750,000

047	Putnam Pennsylvania Tax Exempt Income Fund	05 / 31	203,894,819	600,000

052	Putnam Managed Municipal Income Trust	10 / 31	567,190,443	900,000

057	Putnam Europe Equity Fund	06 / 30	301,162,384	750,000

060	Putnam High Yield Advantage Fund	11 / 30	516,432,698	900,000

061	Putnam High Income Securities Fund	08 / 31	110,108,010	525,000

062	Putnam Tax Exempt Money Market	09 / 30	39,163,208	350,000

073	Putnam Premier Income Trust	07 / 31	768,804,370	1,000,000

074	Putnam Master Intermediate Trust	09 / 30	337,201,995	750,000

075	Putnam Diversified Income Trust	09 / 30	5,030,391,951	2,500,000

582	Putnam Muni Opportunities Trust	04 / 30	705,526,278	900,000

840	Putnam Global Utilities Fund	10 / 31	171,843,790	600,000

841	Putnam International Equity Fund	06 / 30	879,818,683	1,000,000

845	Putnam Massachusetts Tax Exempt Income Fund	05 / 31	322,133,187	750,000

846	Putnam Michigan Tax Exempt Income Fund	05 / 31	74,391,970	400,000

847	Putnam Minnesota Tax Exempt Income Fund	05 / 31	114,127,371	525,000

848	Putnam Ohio Tax Exempt Income Fund	05 / 31	144,916,266	525,000

852	Putnam Multi-Cap Growth Fund	06 / 30	3,399,621,664	2,100,000

855	Putnam Arizona Tax Exempt Income Fund	05 / 31	51,077,638	400,000

HF8	Putnam Multi-Cap Core Fund	07 / 31	481,959,364	750,000

Various	Putnam Assets Allocation Funds	Various	5,429,816,696	2,500,000

Various	Putnam Funds Trusts	Various	21,800,918,448	2,500,000

Various	Putnam Investment Funds	Various	2,616,973,207	1,900,000

Various	Putnam Retirement Ready Funds	07 / 31	573,077,755	900,000

Various	Putnam Tax Free Funds	Various	1,445,903,609	1,250,000

Various	Putnam Variable Trust Funds	12 / 31	5,298,085,843	2,500,000

		TOTALS:	82,074,092,909	53,050,000

			MINIMUM AMOUNT NEEDED:	53,050,000

			CURRENT BOND AMOUNT:	60,000,000

		AMOUNT IN EXCESS OF MIN. AMOUNT:		6,950,000

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at w ww. aig. com/producercompensation or b y calling 1-800-706-3102.

91222 (4/13)

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 02-582-23-14	REPLACEMENT OF POLICY NUMBER: 01-881-10-52

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS:

ITEM 1. Name of Insured (herein called Insured):
THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

Principal Address:	ONE POST OFFICE SQUARE
BOSTON, MA 02109

ITEM 2. Bond Period: from 12:01 a.m. December 01, 2015 to December 01, 2016 the effective date of the termination or cancellation of this bond, standard time at the
Principal Address as to each of said dates.

ITEM 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Single Loss	Single Loss
	Limit of Liability	Deductible

Insuring Agreement A (Fidelity)-	$10,000,000	$150,000
Insuring Agreement B (Audit Expense)-	$250,000	$5,000
Insuring Agreement C (On Premises)-	$10,000,000	$150,000
Insuring Agreement D (In Transit)-	$10,000,000	$150,000
Insuring Agreement E (Forgery or Alteration)-	$10,000,000	$150,000
Insuring Agreement F (Securities)-	$10,000,000	$150,000
Insuring Agreement G (Counterfeit Currency)-	$10,000,000	$150,000
Insuring Agreement H (Stop Payment)-	$10,000,000	$150,000
Insuring Agreement I (Uncollectible Items of Deposit)-	$10,000,000	$150,000
Additional Coverages:
Insuring Agreement (J) Computer Systems	$10,000,000	$150,000
Insuring Agreement (K) Unauthorized;Signatures	$10,000,000	$150,000
Insuring Agreement (L) Automated Phone Systems	$10,000,000	$150,000

41205 (04/95)	1

© All rights reserved.

If "Not Covered" is inserted above opposite any specified Insuring Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General
Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto:: Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10,
#11, #12, #13, #14, #15, #16, #17, #18, 19

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 01-611-32-47 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $98,000

41205 (04/95)	2

© All rights reserved.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

MARSH USA INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7107299

41205 (04/95)	3

© All rights reserved.

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by

41206 (9/84)	1	All rights reserved.

vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business,

41206 (9/84)	2	All rights reserved.

guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents o r other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

41206 (9/84)	3	All rights reserved.

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER- NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

41206 (9/84)	4	All rights reserved.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor,  and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record - keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record - keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

41206 (9/84)	5	All rights reserved.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi - precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non- payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such

41206 (9/84)	6	All rights reserved.

loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made o r withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub - sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS- NOTICE- PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for

41206 (9/84)	7	All rights reserved.

loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall

41206 (9/84)	8	All rights reserved.

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or

41206 (9/84)	9	All rights reserved.

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub - section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub - sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See

41206 (9/84)	10	All rights reserved.

Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

41206 (9/84)	11	All rights reserved.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co- partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond,

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effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

41206 (9/84)	13	All rights reserved.

ENDORSEMENT# 1

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E - MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. Definitions; For this endorsement only, the following definitions shall apply:

(a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

All rights reserved.
END 001
99758 (8/08)	Page 1 of 1

ENDORSEMENT# 2

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1. All the terms and conditions of bond form 41206 (4/95) shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2. Items 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss	Single Loss
	Limit of Liability	Deductible

Computer Systems Fraud	$10,000,000	$150,000
Data Processing Service Operations	Not Covered	Not Covered
Voice Initiated Transfer Fraud	$10,000,000	$150,000
Telefacsimile Transfer Fraud	$10,000,000	$150,000
Destruction of Data or Programs by Hacker	$10,000,000	$150,000
Destruction of Data or Programs by Virus	$10,000,000	$150,000
Voice Computer Systems Fraud	Not Covered	Not Covered

3. The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $150,000

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $75,000.

4. The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD

(G) Loss resulting directly from a fraudulent:

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H) Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1) entry of Electronic Data or a Computer Program into, or

(2) change of Electronic Data or a Computer Program within

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3) entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i) Property to be transferred, paid or delivered,

(ii) an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b) on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(I) Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2) an individual person who is a Customer of the Insured, or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i) such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii) if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(J) Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from:

(a) a Customer of the Insured,
(b) another financial institution, or
(c) another office of the Insured

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3) contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational capability.

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single Loss."

VOICE COMPUTER SYSTEM FRAUD

(M) Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured's premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(1) failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2) failure to have a call-disconnect feature in operation to automatically terminate a caller's access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, "Single Loss" means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5. GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a) has occurred or will occur in offices or premises or computer systems, or

(b) has been caused or will be caused by an employee or employees of such institution, or

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(c) has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

6. Solely for the coverage provided by this rider, Section 1. DEFINITIONS (b) "Property" of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

7. Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i) Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii) Computer System means:

(1) computers with related peripheral components, including storage components wherever located;

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(2) systems and applications software;
(3) terminal devices; and
(4) related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iv) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v) Funds means Money on deposit in an account;

(vi) System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii) System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii) System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number 02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(x) Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xi) Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2) of a type commonly dealt in securities, exchanges or markets; and

3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii) Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8. Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i) any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii) loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(iii) loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv) loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v) loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi) loss resulting directly or indirectly from theft of confidential information;

(vii) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii) the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix) loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x) loss resulting directly or indirectly from:

(1) written instructions or advices, or
(2) telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(xi) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii) loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii) loss resulting directly or indirectly from:

a. mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b. failure or breakdown of electronic data processing media; or

c. error or omission in programming or processing;

(xiv) loss as a result of a threat to Computer System operations;

(xv) loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured's Voice Computer System;

(xvi) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer's authentication mechanism.

(xvii) loss resulting directly or indirectly from payments made or withdrawals from a depositor's account involving items of deposit which are not finally paid for any reason;

(xviii) loss of potential income, including but not limited to interest and dividends;

MNSCPT	END 2

ENDORSEMENT# 2 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(xix) loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx) any fees, costs and expenses incurred by the Insured;

(xxi) indirect or consequential loss of any nature;

(xxii) loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii) loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv) loss as a result of a threat

1) to do bodily harm to any person;
2) to do damage to the premises or property of the Insured; or
3) to Computer Systems operations;

9. Solely for the coverage provided by this rider, Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
MNSCPT	END 2

ENDORSEMENT# 3

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED PHONE SYSTEM

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement (M) as follows:

AUTOMATED PHONE SYSTEM

1. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "APS Transaction" means any APS Redemption, APS Exchange, APS Purchase or APS Election.

b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. "APS Election" means any election concerning various account features available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividends/capital gains options, dividend sweep, telephone balance consent and change of address.

MNSCPT	END 3

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN

MNSCPT	END 3

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Share Holder Services Group, Inc.

f. "APS Purchase" means any purchase of shares issued by an Investment Company, which is requested over the telephone by means of information transmitted by an individual caller through the use of a telephone keypad.

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), Fidelity, of this Bond;

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record ; or

(ii) a person officially designated to receive redemption proceeds ; or

(iii) a bank account officially designated to receive redemption proceeds ; or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

MNSCPT	END 3

ENDORSEMENT# 3 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption ; or

(ii) officially designated ; or

(iii) verified by any other procedures which may be stated below in this Insuring Agreement ; or

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially designated bank account ; or

(4) the intentional failure to adhere to one or more APS Designated Procedures.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 3

ENDORSEMENT# 4

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The Underwriter's Aggregate Liability under this Unauthorized Signatures Insuring Agreement shall be $250,000, which shall be part of, not in addition to, the Aggregate Liability stated in the Declarations. A deductible amount of $5,000 shall apply to each and every loss under this Unauthorized Signatures Insuring Agreement.

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 4

ENDORSEMENT# 5

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (O) as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss under any of the Insuring Agreements of this Bond, which loss exceeds the Single Loss Deductible Amount of $5,000. The Underwriter's limit of liability for such expenses paid by the Insured in preparing any one such claim is $250,000 as shown on the Declaration Page of this Bond.

For the purposes of this Insuring Agreement, Exclusion (k) is amended by deleting the period at the end of this Exclusion and adding the following words; "or Insuring Agreement (O)."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 5

ENDORSEMENT# 6

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (A)

It is agreed that:

1. Insuring Agreement (A), Fidelity, is hereby deleted in its entirety and replaced by the following:

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

The word "Loan" as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word "Trading" as used in this Insuring Agreement means trading or dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange or the like.

MNSCPT	END 6

ENDORSEMENT# 6 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

Loss resulting directly from the malicious destruction of or the malicious damage of Computer Programs, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others.

The liability of the Insurer shall be limited to the cost of duplication of such Computer Programs, Electronic Data or Electronic Data Processing Media from other Computer Programs, Electronic Data or Electronic Data Processing Media which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs, Electronic Data or Electronic Data Processing Media cannot be duplicated from other Computer Programs, Electronic Data or Electronic Data Processing Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs, Electronic Data or Electronic Data Processing Media to substantially the previous level of operational capability.

As used in this Insuring Agreement, "Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

As used in this Insuring Agreement, "Electronic Data" means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

MNSCPT	END 6

ENDORSEMENT# 6 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

As used in this Insuring Agreement, "Electronic Data Processing Media" means the magnetic tapes or disks, or optical storage disks or other bulk media on which Electronic Data is stored.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this bond other than as stated herein.

© All rights reserved.
MNSCPT	END 6

ENDORSEMENT# 7

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATION

It is agreed that:

1. Insuring Agreement (E), Forgery or Alteration, first paragraph, is deleted in its entirety and replaced with the following:

Loss through Forgery or Alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker or Employee but which instructions, advices or applications either bear a forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker or Employee, withdrawal orders or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 7

ENDORSEMENT# 8

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED COUNTERFEIT CURRENCY

It is agreed that:

1. Insuring Agreement (G), Counterfeit Currency, is deleted in its entirety and the following is substituted therefore:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 8

ENDORSEMENT# 9

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

It is agreed that:

1. Insuring Agreement (D) IN TRANSIT is amended by deleting the words "any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation" and replacing them with the words "any person or persons acting as messenger or carrier for hire, for the purpose of transportation, except while in the mail."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 9

ENDORSEMENT# 10

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (F)

It is agreed that:

1. Insuring Agreement (F), Securities, is amended by inserting, in paragraph (2), before the word " EXCLUDING," the following language; "or purportedly guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligations upon or in connection with any securities, documents or other written instruments and which pass, or purport to pass, title to such securities, documents or other written instruments which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen or counterfeited and for which loss the Insured is legally liable."

2. Exclusion (f)(2) is amended by deleting the words "would be covered under Insuring Agreements (A) or (E)" and substituting the words "would be covered under Insuring Agreements (A), (E) or (F)."

3. Exclusion (m) is deleted in its entirety.

4. Conditions and Limitations, Section 15., Central Handling of Securities, is amended by deleting the first paragraph in its entirety and substituting the following language:

"Securities included in the systems for the central handling of securities established and maintained by any depository used by the Insured, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property."

5. Conditions and Limitations, Section 16., Additional Companies Included as Insured, is amended, in paragraph (d), by deleting the words "any partner, officer or supervisory Employee of any Insured" and substituting the words "the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists)."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
MNSCPT	END 10

ENDORSEMENT# 11

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE AND CHANGE IN CONTROL/ TERMINATION AMENDATORY

(WAIVER FOR SPECIFIC TRANSACTION(S)

It consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 13. and Section 17. shall not apply to the following event(s):

The acquisition of Putnam Investments Trust by Great-West Lifeco Inc., (the "Putnam Investments Acquisition") a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the "Stock Purchase Agreement") with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

2. It is further understood and agreed that, except as described above, Section 13. and Section 17. shall remain intact and in full force and effect and all terms, conditions and provisions of Section 13. and Section 17. remain unchanged.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
MNSCPT	END 11

ENDORSEMENT# 12

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

DISCOVERY AMENDATORY

It consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 4. is hereby amended by deleting the second sentence of the first paragraph in its entirety and replacing it with the following:

At the earliest practicable moment after discovery of any loss hereunder, the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists) shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.

2. Section 4. is further amended by deleting the second paragraph in its entirety and replacing it with the following:

Discovery occurs when the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists):

 (a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

Solely for the purpose of the coverage provided by this rider, the Putnam Investments Acquisition shall mean the acquisition of Putnam Investments Trust by Great-West Lifeco Inc., a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the "Stock Purchase Agreement") with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
MNSCPT	END 12

ENDORSEMENT# 13

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 13

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

This bond shall terminate

a. as to any Employee as soon as the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including larceny or embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of sixty (60) days after

MNSCPT	END 13

ENDORSEMENT# 13 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company; or

b. as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including larceny or embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of sixty (60) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the Insured Investment Company;

d. in the event the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) learns of a prior dishonest act committed by a current or prospective Employee, provided the amount involved is less than $25,000, the coverage is automatically reinstated provided the Chief Compliance Officer, General Counsel and Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) unanimously agree in writing to the reinstatement.

e. notwithstanding anything in the foregoing to the contrary, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a waiver of a prior dishonesty was granted under any prior bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 13

ENDORSEMENT# 14

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATION AMENDATORY
(RETURN PRO RATA)

Wherever used herein: (1) "Policy" means the policy or bond to which this endorsement or rider is made part of; (2) "Insurer" means the "Insurer," "Underwriter," "Company" or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) "Named Entity" means the "Named Entity," "Named Corporation," Named Organization," "Named Sponsor," "Named Insured," "First Named Insured," "Insured's Representative," "Policyholder" or equivalent term stated in Item 1 of the Declarations; and (4) "Period" means the "Policy Period," "Bond Period" or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/non - renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

All rights reserved.
END 014
101036 (4/09)	Page 1 of 1

ENDORSEMENT# 15

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

OTHER INSURANCE AMENDED
(PRIMARY TO SPECIFIED BOND)

It is agreed that:

1. Section 11. OTHER INSURANCE is amended to include the following paragraph at the end thereof:

Notwithstanding the foregoing, it is understood and agreed that this bond shall be specifically primary of the fidelity bond number 8207-2021 issued to Putnam Investments, LLC by Federal Insurance Company, and any renewal or replacement thereof.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© All rights reserved.
MNSCPT	END 15

ENDORSEMENT# 16

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED

1. The Name of Insured shown in Item 1. of the Declarations is amended to read as follows:

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam Asset Allocation Funds
-Balanced Portfolio
-Conservative Portfolio
-Growth Portfolio
Putnam California Tax Exempt Income Fund
Putnam Convertible Income-Growth Trust
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
-Putnam Absolute Return 100 Fund
-Putnam Absolute Return 300 Fund
-Putnam Absolute Return 500 Fund
-Putnam Absolute Return 700 Fund
-Putnam Asia Pacific Equity Fund
-Putnam Asset Allocation: Equity Portfolio
-Putnam Capital Spectrum Fund
-Putnam Emerging Markets Equity Fund
-Putnam Equity Spectrum Fund
-Putnam Floating Rate Income Fund
-Putnam Global Consumer Fund
-Putnam Global Energy Fund
-Putnam Global Financials Fund
-Putnam Global Industrials Fund
-Putnam Global Sector Fund
-Putnam Global Technology Fund
-Putnam Global Telecommunications Fund
-Putnam Income Strategies Fund
-Putnam International Value Fund
-Putnam Money Market Liquidity Fund
-Putnam Multi-Cap Core Fund
-Putnam Small Cap Growth Fund

MNSCPT	END 16

ENDORSEMENT# 16 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
-Putnam Capital Opportunities Fund
-Putnam Growth Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam International Growth Fund
-Putnam Multi-Cap Value Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Multi-Cap Growth Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady Funds

MNSCPT	END 16

ENDORSEMENT# 16 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

-Putnam RetirementReady 2050 Fund
-Putnam RetirementReady 2045 Fund
-Putnam RetirementReady 2040 Fund
-Putnam RetirementReady 2035 Fund
-Putnam RetirementReady 2030 Fund
-Putnam RetirementReady 2025 Fund
-Putnam RetirementReady 2020 Fund
-Putnam RetirementReady 2015 Fund
-Putnam RetirementReady 2010 Fund
-Putnam RetirementReady Maturity Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
-Putnam AMT-Free Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust
Putnam Variable Trust
-Putnam VT American Government Income Fund
-Putnam VT Capital Opportunities Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT The George Putnam Fund of Boston
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Global Health Care Fund
-Putnam VT Global Utilities Fund
-Putnam VT Growth and Income Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Value Fund
-Putnam VT International Growth Fund
-Putnam VT Investors Fund
-Putnam VT Multi-Cap Growth Fund
-Putnam VT Multi-Cap Value Fund

MNSCPT	END 16

ENDORSEMENT# 16 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

-Putnam VT Money Market Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Vista Fund
-Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund

2. Subject to General Agreement A., any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond but prior to termination or cancellation of this bond with assets of less than $500,000,000 will be automatically included as an Insured without any additional premium. Any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond but prior to termination or cancellation of this bond with assets of $500,000,000 or more will need to comply with the reporting requirements and may be subject to payment of an additional premium.

3. Each of the following entities, with respect to its service to the Mutual Fund Named Insureds referred to in (1) above, shall be deemed Named Insured under the Bond:

1. Putnam Investments, LLC
2. Putnam Investment Management, LLC
3. Putnam Fiduciary Trust Company
4. Putnam Retail Management Limited Partnership
5. TH Lee, Putnam Capital Management, LLC
6. Putnam Investor Services, Inc.

4. Delete the following funds as of their respective effective dates specified:

NAME OF FUND		EFFECTIVE DATE

1.	Putnam New Value Fund	12/26/08
2.	Putnam OTC & Emerging Growth Fund	12/26/08
3.	Putnam Tax Smart Funds Trust	12/26/08

MNSCPT	END 16

ENDORSEMENT# 16 (Continued)

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

4.	Putnam Tax Smart Equity Fund	12/26/08
5.	Putnam Utilities Growth and Income Fund	01/02/09
6.	Putnam VT Capital Appreciation Fund	12/26/08
7.	Putnam VT Discovery Growth Fund	12/26/08
8.	Putnam VT Health Sciences Fund	01/02/09
9.	Putnam VT New Value Fund	12/26/08
10.	Putnam VT OTC & Emerging Growth Fund	12/26/08
11.	Putnam VT Utilities Growth and Income Fund	01/02/09
12.	Putnam Health Sciences Trust	01/02/09

5. Nothing herein contained shall be held to vary, alter, waive or extend any of terms, limitations, conditions or agreements of the attached bond other than as above stated.

© All rights reserved.
MNSCPT	END 16

ENDORSEMENT# 17

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

Coverage shall not apply to any loss resulting from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

© All rights reserved.
MNSCPT	END 17

ENDORSEMENT# 18

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.

All rights reserved.
END 018
89644 (6/13)	Page 1 of 1

ENDORSEMENT# 19

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE

41205	04/95	INVESTMENT COMPANY BLANKET BOND-DEC
41206	09/84	Investment Company Blanket Bond guts
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
MNSCPT		COMPUTER CRIME COVERAGE
MNSCPT		AUTOMATED PHONE SYSTEM
MNSCPT		UNAUTHORIZED SIGNATURES
MNSCPT		CLAIMS EXPENSE
MNSCPT		AMEND INSURING AGREEMENT (A)
MNSCPT		AMENDED FORGERY OR ALTERATION
MNSCPT		AMENDED COUNTERFEIT CURRENCY
MNSCPT		AMEND INSURING AGREEMENT (D)
MNSCPT		AMEND INSURING AGREEMENT (F)
MNSCPT		NOTICE AND CHANGE IN CONTROL/TERMINATION
AMENDATORY
MNSCPT		DISCOVERY AMENDATORY
MNSCPT		AMENDED SECTION 13
101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA)
MNSCPT		OTHER INSURANCE AMENDED
MNSCPT		NAMED INSURED
MNSCPT		PROTECTED INFORMATION EXCLUSION
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

All rights reserved.
END 019

78859 (10/01)	Page 1 of 2

ENDORSEMENT# 19

This endorsement, effective 12:01 am	December 1, 2015	forms a part of
policy number	02-582-23-14
issued to	THE GEORGE PUTNAM FUND OF BOSTON
(as more fully described in Named Insured rider)

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

EDITION
FORM NUMBER	DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

END 019
78859 (10/01)	Page 2 of 2

AIG

CLAIM REPORTING FORM

Reported under Policy/Bond Number: 02-582-23-14 Date: ______________

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

Contact Person: ______________

Title: ______________

Phone: (_______) _______ - _______ Ext _______

eMail: ______________ @ ______________

Case or Claimant Name: ______________

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: MARSH USA INC.

Address: ______________

Contact: WALKER BARBER Phone: ______________

eMail: walker.barber@marsh.com

Send Notice of Claims to:	AIG	Phone: (888) 602- 5246
	Financial Lines Claims	Fax: (866) 227- 1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

Send Notice Of Claims To:	AIG	Phone: (888) 602- 5246
	Financial Lines Claims	Fax: (866) 227- 1750
	P.O. Box 25947	Email: c- Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G21666300 012

Item 1.	Insured Company:	George Putnam Funds of Boston
	Principal Address:	One Post Office Square
Boston MA 02109

Item 2.	Coverages Provided:	Excess Investment Company Bond

Item 3.	Followed Policy:	Investment Company Blanket Bond
	Insurer:	National Union Fire Insurance Company of Pittsburgh, PA
	Policy Number:	02-582-23-14

Item 4.	Policy Period:
	From 12:01 A.M. 12/01/2015	To 12:01 A.M. 12/01/2016

(Local time at the address shown in Item 1.)

Item 5.	Aggregate Limit of Liability:
$10,000,000 for all Loss under all Coverages combined.

Item 6.	Premium:	$45,717.00

Discovery Period Premium: N/A % of the Policy Period Premium

Item 7.	NOTICE TO INSURER
A. Notice of Claim, Wrongful Act or Loss:
ACE USA
P.O. Box 5105
Scranton, PA 18505-0518
Fax: 877-746-4641
Email address for submitting Claims, ACEClaimsFirstNotice@acegroup.com
Email address for all other correspondence, ApolloProRskACEIncoming@acegroup.com

B. All other notices:
ACE USA, Professional Risk
Attention: Chief Underwriting Officer
1133 Avenue of the Americas, 32nd Floor
New York, NY 10036

Item 8.	Schedule of Underlying Policies:

	Policy		Primary or	Policy
Insurer	Number	Limits	Excess	Period
National Union Fire	02-582-23-14	$10,000,000	Primary	12/01/2015 -12/01/2016
Insurance Company of
Pittsburgh, PA

Item 9.	Prior Or Pending Proceeding Date: N/A

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms “Insurer”, “Followed Policy”, “Underlying Policies”, “Policy Period” and “Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B. The term “Underlying Limit” means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period (“Discovery Period”) as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

SIGNATURES

Named Insured			Endorsement Number
George Putnam Funds of Boston			1

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 012	12/01/2015 to 12/01/2016	12/01/2015

Issued By (Name of Insurance Company)
ACE American Insurance Company

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

Authorized Representative

CC-1K11h (03/14)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
George Putnam Funds of Boston			2

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 012	12/01/2015 to 12/01/2016	12/01/2015

Issued By (Name of Insurance Company)
ACE American Insurance Company

EXCESS FINANCIAL INSTITUTION BOND ENDORSEMENT

1. Wherever the term “policy” appears, it shall be replaced by the term “Bond.”

2. The first four lines of the Declarations Page are deleted in their entirety and the following is inserted:

This Bond is issued by the stock insurance company listed above (herein “Insurer”).

3. Items 5 of the Declarations is deleted in its entirety and the following is inserted:

Item 5: a) Single Loss Limit of Liability: $10,000,000, for each Loss under each Insuring Agreement or Coverage.

This Bond shall follow the Underlying Single Loss Limit of Liability set forth in the Followed Bond, for each Insuring Agreement or Coverage purchased. Any applicable Single Loss Limit of Liability is part of, and not in addition to, the total Aggregate Limit of Liability, and will in no way serve to increase the Insurer’s Aggregate Limit of Liability.

b) Aggregate Limit of Liability: $10,000,000, for all Loss under all Insuring Agreements and Coverages combined.

4. Item 8 of the Declarations is deleted in its entirety and the following is inserted:

Item 8. Schedule of Underlying Bonds:

Insurer	Policy Number	Single Loss Limit	Aggregate Limit	Primary	Bond
		of Liability	of Liability	or	Period
Excess

National Union Fire	02-582-23-14	$10,000,000	$10,000,000	Primary	12/01/2015–
Insurance Company of					12/01/2016
Pittsburgh, PA

5. Item 9 of the Declarations is deleted in its entirety.

6. Any reference to “Policy Period,” including within Item 4 of the Declarations, is deleted in its entirety and replaced by the term “Bond Period”.

7. Any reference to “Discovery Period,” including within Item 6 of the Declarations, is deleted in its entirety.

8. Any reference to “Underlying Policy” or “Underlying Policies” is deleted and replaced by the term “Underlying Bond” or “Underlying Bonds”, as applicable.

9. Any reference to “Followed Policy,” including within Item 3 of the Declarations, is deleted and replaced by the term “Followed Bond”.

10. Wherever the term “retention” or “uninsured retention” appears, it shall be replaced by the term “deductible.”

11. Wherever the term “Underlying Limit” appears, it shall be replaced by the term “Underlying Aggregate Limit.”

12. Section II, Limit of Liability, is deleted in its entirety and the following is inserted:

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Bonds;
2. another insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Single Loss Limit of Liability or Underlying Aggregate Limit, as applicable, and the full amount of the deductible, if any, applicable to the primary Underlying Bond has been paid. Nothing in this subsection shall preclude the Insurer of this Bond from considering any of the other terms, conditions, limitations and exclusions of this Bond or the Followed Bond, in determining whether any Loss is covered under this Bond. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Single Loss Limit of Liability or Underlying Aggregate Limit of Liability, as applicable, up to its Single Loss Limit of Liability or Aggregate Limit of Liability, as applicable, and as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Aggregate Limit by reason of the payment of loss otherwise covered hereunder, then this Bond shall, subject to the Single Loss Limit of Liability or the Aggregate Limit of Liability, as applicable, and as set forth in Item 5 of the Declarations: (i) in the event of reduction of the Underlying Aggregate Limit, pay excess of the reduced applicable Underlying Aggregate Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this Bond shall only pay excess of the deductible applicable to the exhausted primary Underlying Bond, which deductible shall be applied to any subsequent loss in the same manner as specified in such primary Underlying Bond.

13. Section III, Definitions, subsection B, is deleted in its entirety and the following is inserted:

B. The term “Underlying Aggregate Limit” means an amount equal to the aggregate of all aggregate limits of liability as set forth in Item 8 of the Declarations for all Underlying Bonds, plus the uninsured deductible, if any, applicable to the Underlying Bond. The term “Underlying Single Loss Limit of Liability” means an amount equal to the aggregate of all single loss limits of liability for a particular Insuring Agreement or Coverage as set forth in item 8 of the Declarations for all Underlying Bonds, plus the uninsured deductible, if any, applicable to the Underlying Bond.

14. Section IV, Underlying Insurance, subsection D, is deleted in its entirety.

15. Section V, General Conditions, subsection A, is deleted in its entirety.

16. Section V, General Conditions, subsection C, is deleted in its entirety and the following is inserted:

C. Claim or Loss Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any loss even if the Underlying Single Loss Limit or Aggregate Limit has not been exhausted.

All other terms and conditions of this Bond remain unchanged.

Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured			Endorsement Number
George Putnam Funds of Boston			3

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 012	12/01/2015 to 12/01/2016	12/01/2015

Issued By (Name of Insurance Company)
ACE American Insurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or similar laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of policy remain unchanged.

Authorized Agent

PF-46422 (07/15)	Page 1 of 1

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

l Foreign agents;
l Front organizations;
l Terrorists;
l Terrorist organizations; and
l Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914 (2/05)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330
(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

FXS 1101 (Ed. 05 14)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

GREAT AMERICAN INSURANCE COMPANY
(herein called UNDERWRITER)

Bond No.:	XSC 5544744 12 00

Named Insured:	The George Putnam Fund of Boston (and as named in the Primary Layer's "Named Insured Rider")

(herein called Insured)

Address:	One Post Office Square
Boston, MA 02109

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the INSURED, and subject to the terms and conditions of the underlying coverage scheduled in Item 3. below, as excess and not contributing insurance, agrees to pay the INSURED for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the
Underlying Carrier(s) listed in Item 3., and

(b)	for which the Underlying Carrier(s) has (have) made payment, and the Insured has collected, the full amount of the expressed limit of the Underlying Carrier's(s) liability.

Item 1.	Bond Period: from 12:01 a.m. on	12/01/2015	to 12:01 a.m. on	12/01/2016
		(inception)		(expiration)

Item 2.	Single Loss Limit of Liability at Inception:	$ 10,000,000

Coverage(s) Provided:

Investment Company Blanket Bond Insuring Agreements A, C-G with (H) -Stop Payment, (I) - Uncollectible
Items of Deposit, (J) - Computer Systems, (K) Unauthorized Signatures, (L) Automated Phone Systems,
Voice Initiated Transfer Fraud, Telefacsimile Transfer Fraud, Destruction of Data or Programs by Hacker,
Destruction of Data or Programs by Virus and excess of the underlying $20,000,000 each and every loss limit of liability and a $150,000 deductible.

Item 3.	Underlying Coverage Schedule:

A)	Company:	National Union Fire Insurance Company of Pittsburgh, PA

	Single Loss Limit:	$ 10,000,000

	Deductible Amount:	$ 150,000

	Bond Number:	02-582-23-14

	Bond Period:	from 12:01 a.m. on 12/01/2015 to 12:01 a.m. on 12/01/2016

FXS 1101 (Ed. 05/14)	(Page 1 of 2)

B)	Company:	Ace American Insurance Company

	Single Loss Limit:	$ 10,000,000

	Attachment Point:	$ 10,150,000

	Bond Number:	DON G21666300 012

	Bond Period:	from 12:01 a.m. on 12/01/2015 to 12:01 a.m. on 12/01/2016

Item 4.	Coverage provided by this Bond is subject to the following attached Rider(s): No. 1 - Exclude All
Sub-Limited Coverage(s)

Item 5.	By acceptance of this Bond, you give us notice canceling prior Bond No. XSC 5544744 11, the cancellation to be effective at the same time this Bond become effective.

FXS 1101 (Ed. 05/14)	(Page 2 of 2)

FXS 11 02 (Ed. 05 14)

RIDER NO. 1

EXCLUDE ALL SUB-LIMITED COVERAGE(S)

To be attached to and form part of Financial Institution Excess Follow Form Certificate

Bond No.: XSC 5544744 12 00

In favor of: The George Putnam Fund of Boston (and as named in the Primary Layer's "Named Insured Rider")

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Underlying Bond(s).

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions,provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 12/01/2015 standard time.

FXS 11 02 (Ed. 05/14)	(Page 1 of 1 )

IL 72 71 (Ed. 05 10)

MASSACHUSETTS IN WITNESS CLAUSE

In Witness Whereof, we have caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Copyright Great American Insurance Co., 2010
IL 72 71 (Ed. 05/10)	(Page 1 of 1)

MARSH USA, INC
ATTN:	WALKER BARBER
1166 AVENUE OF THE AMERICAS, 37THFL
NEW YORK, NY 10036

INSURED:	THE GEORGE PUTNAM FUNDS C/O PUTNAM INVESTMENTS, LLC
PRODUCT:	DFIBond
POLICY NO:	82179301
TRANSACTION:	RENL

	Chubb Group of Insurance Companies			DECLARATIONS
FINANCIAL INSTITUTION
	15 Mountain View Road, Warren, New Jersey 07059			EXCESS BOND FORM E

NAME OF ASSURED:				Bond Number: 82179301
THE GEORGE PUTNAM FUNDS				FEDERAL INSURANCE COMPANY
C/O PUTNAM INVESTMENTS, LLC				Incorporated under the laws of Indiana,
ONE POST OFFICE SQUARE				a stock insurance company, herein called the COMPANY
BOSTON, MA 02109
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on December 1, 2015
		to	12:01 a.m. on December 1, 2016
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $N/A
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:$10,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ 150,000
ITEM 5.	PRIMARY BOND:
Insurer: National Union Fire Insurance Company of Pittsburgh, Pa.
Form and Bond No.- Investment Company Blanket Bond – Policy 02-582-23-14
	Limit		$10,000,000
	Deductible:		$150,000
	Bond Period		12/01/2015 to 12/01/2016
1st Excess:
Insurer: ACE American Insurance Company
Form and Bond No.- Excess Financial Institution Bond - Policy DOX G21666300 012
	Limit		$10,000,000 Excess of $10,000,000
	Deductible:		N/A
	Bond Period		12/01/2015 to 12/01/2016
2nd Excess:
Insurer: The Great American Insurance Company
Form and Bond No. - Excess Follow Form Certificate- Bond Number XSC 5544744-12-00
	Limit		$10,000,000 Excess of $20,000,000
	Deductible:		N/A
	Bond Period		12/01/2015 to 12/01/2016

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$20,000,000
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1) Compliance with Applicable Trade Sanction Laws

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:
	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and
	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.
With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.
The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.
Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED’S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of			If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against			costs and attorneys’ fees incurred by the COMPANY and any settlement or
Assured - Election To			judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend			The COMPANY’S liability for court costs and attorneys’ fees incurred in defending
(continued)			all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1	.	As used in this bond:
			a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

			b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.
			c.	Single Loss means all covered loss, including court costs and attorneys’
fees incurred by the COMPANY under General Agreement C., resulting from:
(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
(4) any one event not specified above, in c.(1), c.(2) or c.(3).
			d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And
Limitations
(continued)

Limit Of Liability	2	.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of			under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability			LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

			a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

			b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3	.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4	.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And
Limitations

Subrogation-Assignment-			Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery			applied net of the expense of such recovery, first, to the satisfaction of the
(continued)			ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5	.	At the COMPANY’S request and at reasonable times and places designated by the
COMPANY the ASSURED shall:
			a.	submit to examination by the COMPANY and subscribe to the same under oath, and
			b.	produce for the COMPANY’S examination all pertinent records, and
			c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6	.	This bond terminates as an entirety on the earliest occurrence of any of the following:
			a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or
			b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or
			c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
			d.	immediately on the dissolution of the ASSURED, or
			e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
			f.	immediately on expiration of the BOND PERIOD, or
			g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7	.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8	.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond			or modified orally. No change in or modification of this bond shall be effective
			except when made by written endorsement to this bond signed by an Authorized
			Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: December 1, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 1
To be attached to and
form a part of Policy No. 82179301
Issued to: THE GEORGE PUTNAM FUNDS
C/O PUTNAM INVESTMENTS, LLC
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company:
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism.
Terrorism is defined as any act certified by the Secretary of the Treasury of the United
States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a
United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the
Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

DELIVERY INVOICE

TRAVELERS

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY

INSURED

Policy Inception/Effective Date: 12/01/15
Agency Number: 3142624
MARSH FINPRO
Transaction Type:
RENEWAL OF 15S64711
Transaction number:
Processing date: 12/10/2015
Policy Number:
ZBN-21N59541-15-N2

AGENT

MARSH FINPRO

1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036

Policy Number	Description	Amount	Surtax/ Surcharge
21N59541	FI - X/S ICBB	$19,199	

40724 Ed. 12-90
INSURED COPY
© 1990 The Travelers Indemnity Company. All rights reserved.
Page 1

40724 Ed. 12-90
Page 2
INSURED COPY
© 1990 The Travelers Indemnity Company. All rights reserved.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

● better protects the interests of all parties;

● helps Travelers to try to resolve losses or claims more quickly; and

● often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

Use this address to report a loss, claim, or potential claim by US Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

Use this address to report a loss, claim, or potential claim by email.

bfpclaims@travelers.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Rev. 11-11	-1-
© 2012 The Travelers Indemnity Company. All rights reserved.

RE: Risk Management PLUS+ Online• from Travelers Bond & Financial Products
(www.rmplusonline.com)

Thank you for choosing Travelers Bond & Financial Products for your insurance needs. Travelers is a market leader in providing management liability coverage that is in-synch with your business. As your risks evolve, so do we through our ability to provide you with responsive risk management services.

Travelers Bond & Financial Products is pleased to provide you with Risk Management PLUS+ Online, the industry’s most comprehensive program for mitigating your management liability exposures. The site includes risk management tools for the following coverage related exposures:

● Employment Practices Liability

● Fiduciary Liability

● Directors & Officers Liability

● Crime

● Kidnap and Ransom

● Identity Fraud Expense Reimbursement

Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Financial Products customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation topics for the management liability areas mentioned above.

Highlights of Risk Management PLUS+ Online services include:

● Web-based risk management training

● Weekly articles on current issues

● Model policies and forms for downloading or printing that cover major risks associated with the workplace

The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

We strongly encourage you to take full advantage of this program. Once again, thank you for choosing Travelers Bond & Financial Products.

RM-IA Ed. 6-08	Page 1 of 2

Instructions for Registration & Orientation to Risk Management PLUS+ Online•

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1. Go to www.rmplusonline.com.

2. In the Sign-In box, click Register.

3. Enter the password/passcode: TRVP300300 (Please note there are 4 letters followed by 6 numbers in the code)

4. Fill in the Registration Information and click Submit.

5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.

2. If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.

3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

RM-IA Ed. 6-08	Page 2 of 2

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND
BROKER COMPENSATION

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183.

ACF4004 Ed. 01-09 Printed in U.S.A.
© 2009 The Travelers Companies, Inc. All Rights Reserved	Page 1 of 1

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS:	Excess Follow Form Number: ZBN-21N59541-15-N2

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.	Named Insured:
	The George Putnam Fund of Boston
	One Post Office Square
	Boston, MA 02109

					(herein called Insured).

Item 2.	Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on
	12/01/2015		and expire at 12:01 A.M. on 12/01/2016		local time as to each of
	said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.	Single Loss Limit of Liability:			$10,000,000

Item 4.	Aggregate Limit of Liability:			$10,000,000

Item 5.	Schedule of Underlying Insurance:

	(A)	1.	Underlying Insurer:	National Union Fire Insurance Company of
				Pittsburgh, PA.
		2.	Bond or Policy Number:	02-582-23-14
		3.	Bond or Policy Period:	From: 12/01/2015	To: 12/01/2016
		4.	Limit of Liability:
			Single Loss Limit of Liability	$10,000,000
			Aggregate Limit of Liability	$10,000,000
		5.	Single Loss Deductible:	$150,000

	(B)	1.	Underlying Insurer:	Ace American Insurance Company

		2.	Bond or Policy Number:	DON G21666300 012
		3.	Bond or Policy Period:	From: 12/01/2015	To: 12/01/2016
		4.	Limit of Liability:
			Single Loss Limit of Liability	$10,000,000
			Aggregate Limit of Liability	$10,000,000

	(C)	1.	Underlying Insurer:	Great American Insurance Company

		2.	Bond or Policy Number:	XSC 554-47-44-12-00
		3.	Bond or Policy Period:	From: 12/01/2015	To: 12/01/2016
		4.	Limit of Liability:
			Single Loss Limit of Liability	$10,000,000
			Aggregate Limit of Liability	$10,000,000

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.	Page 1 of 5

	(D)	1.	Underlying Insurer:	Federal Insurance Company

		2.	Bond or Policy Number:	82179301
		3.	Bond or Policy Period:	From: 12/01/2015	To: 12/01/2016
		4.	Limit of Liability:
			Single Loss Limit of Liability	$10,000,000
			Aggregate Limit of Liability	$10,000,000

Item 6.	Total amount of Underlying Single Loss Limit of Liability

	The total amount of Underlying Single Loss Limit of Liability is $40,000,000				plus any Single Loss
Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow
Form.

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is
	$40,000,000		plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of
this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

	Insurer's Name:		National Union Fire Insurance Company of Pittsburgh,
PA.
	Bond or Policy Number:		02-582-23-14
	Effective Date:		12/01/2015
Except as provided below:

Item 9.	The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers ZBN-15S64711-14-N2

such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:

Executed this	10th day of	December, 2015	.Countersigned

XS100 Ed. 5-05
Page 2 of 5	© 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s) Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form . In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.	Page 3 of 5

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form .

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

XS100 Ed. 5-05
Page 4 of 5	© 2005 The Travelers Companies, Inc.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.	Page 5 of 5

BERKLEYCRIME

W. R. Berkley Company

•

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.

February 29, 2016

Walker Barber
Marsh USA, Inc.
1166 Avenue of the Americas, 37th Floor
New York, NY 10036

Re:	The George Putnam Fund of Boston d/b/a George Putnam Balanced
Fund Policy # BFIV-45002086-20

Dear Jill,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Donna Sofinowski
Assistant Vice President, Claims
849 Fairmount Avenue, Suite 301
Towson, Maryland 21286
Phone (toll free): (866) 539-3995 ext. 6318
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime. com

Please feel free to contact me with any additional questions.

Matthew McNamara
Underwriting Manager
MMcNamara@BerkleyCrime.com

757 Third Avenue, 10th Floor, New York, NY 10017 PH. 844.44.CRIME

PRODUCER
Walker Barber
Marsh USA, Inc.
1166 Avenue of the Americas, 37th Floor
New York, NY 10036

Underwritten By
BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45002086-20	PRIOR POLICY NUMBER	BFI-71001037-14
NAMED INSURED	The George Putnam Fund of Boston d/b/a George Putnam Balanced Fund

MAILING ADDRESS	1 Post Office Sq
Boston, MA 02109

POLICY PERIOD	12/01/2015 to 12/01/2016
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:
a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.
This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER: Berkley Regional Insurance Company

LIMIT OF LIABILITY: $10,000,000 excess of $50,000,000 plus deductible

UNDERLYING COVERAGE:

Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit of Liability:	$10,000,000
Deductible:	$150,000
Policy Number:	01-881-10-52
Policy Period:	12/01/2015 to 12/01/2016

Carrier:	ACE American Insurance Company
Limit of Liability:	$10,000,000 excess of $10,000,000 plus deductible
Policy Number:	DOX G211666300 012
Policy Period:	12/01/2015 to 12/01/2016

Carrier:	Great American Insurance Company
Limit of Liability:	$10,000,000 excess of $20,000,000 plus deductible
Policy Number:	554-47-44-11-00
Policy Period:	12/01/2015 to 12/01/2016

Carrier:	Federal Insurance Company
Limit of Liability:	$10,000,000 excess of $30,000,000 plus deductible
Policy Number:	82179301

BCR CGI XS 01 15	Page 1 of 2

Policy Period:	12/01/2015 to 12/01/2016

Carrier:	St. Paul Fire and Marine Insurance Company
Limit of Liability:	$10,000,000 excess of $40,000,000 plus deductible
Policy Number:	ZBN-15S64711-14-N2
Policy Period:	12/01/2015 to 12/01/2016

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and	Description of Form or Endorsement:
Edition Date

BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page

BCR COV 01 01 15	Berkley Crime Cover Letter

BCR CGI XS 01 15	Excess Follow Form Certificate

BAP 90 00 11 13	Forms Index

BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:

By acceptance of this Policy you give us notice canceling prior policy Numbers: BFI-71001037-14 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45002086-20	BAP 90 00 11 13
NAMED INSURED: The George Putnam Fund of	ENDORSEMENT #: 1
Boston d/b/a George Putnam Balanced Fund
EFFECTIVE DATE: 12/01/2015	EXPIRATION DATE: 12/01/2016
DATE OF ISSUANCE: 02/29/2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:

Form Number and
Edition Date	Description of Form or Endorsement:

BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page

BCR COV 01 01 15	Berkley Crime Cover Letter

BCR CGI XS 01 15	Excess Follow Form Certificate

BAP 90 00 11 13	Forms Index

BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1

BERKLEYCRIME
a W. R. Berkley Company

Berkley Crime
29 South Main Street, 3rd FL I West Hartford, CT 06107 I 844.44.CRIME
Berkleycrime.com

Exhibit 3

Resolutions adopted by the Board of Trustees of the Putnam Funds on October 16, 2015

VOTED:	That the action of each Fund in joining the other Putnam Funds, Putnam Investment
Management, LLC, Putnam Investments Limited, Putnam Retail Management Limited
Partnership, The Putnam Advisory Company, Putnam Investor Services, Inc., and Putnam
Fiduciary Trust Company in a joint Registered Management Investment Company fidelity bond
(the “Fidelity Bond”) covering larceny and embezzlement and certain other acts in the total amount of $60 million, is approved, with 85% of the premium of approximately $234,717 for the Fidelity Bond allocated to The Putnam Funds, it being the understanding of each Fund that the cost of the Fidelity Bond to the Fund will be the Fund’s ratable share (as of November 30,
2015) of the premium for the Fidelity Bond based on the net asset value of the Fund and the other Putnam Funds that are parties to the Fidelity Bond.

VOTED:	That each Fund’s entry into the agreement dated as of November 1, 2009 with the other parties to the Fidelity Bond authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the Fidelity Bond as a result of the loss of the
Fund and of one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under
Rule 17g-1 under the Investment Company Act of 1940, as amended, is hereby ratified.

VOTED:	To approve specifically the form and amount of the Fidelity Bond referred to in the preceding votes, after consideration of all relevant factors, including each Fund’s aggregate assets to which persons covered by the bonds have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held.

VOTED:	To approve the portion of the premium to be paid by each Fund on the Fidelity Bond, after consideration of all relevant factors, including the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity
Bond, the amount of the premium of such bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have to pay if it had obtained a single insured bond.

VOTED:	That pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, each of James P. Pappas and any other Vice President of the Funds is designated as agent for each
Fund to make the filings and give the notices required by Rule 17g-1.

Exhibit 3

AGREEMENT

WHEREAS the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940 (the “Act”); and

WHEREAS Rule 17g-1 under the Act requires that each registered management investment company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of a loss sustained by the registered management investment company and one or more of the other named insureds.

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies listed on Exhibit A, as revised from time to time, and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2. The list of registered management investment companies in Exhibit A may be revised by adding, removing or renaming funds to reflect the creation, termination or renaming, respectively, of the registered management investment companies, or any series thereof, of the Putnam Funds, effective upon the execution of such revised Exhibit A by any officer of the Putnam Funds. Re-execution of this Agreement by other parties to this Agreement shall not be required for such a revision to Exhibit A to become effective.

3. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

4. A copy of the Declaration of Trust of each of the registered management investment companies listed on Exhibit A, as revised from time to time, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each such registered management investment company as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the registered management investment company.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned registered management investment companies and other named insureds has caused this Agreement to be executed by a duly authorized officer as of November 1, 2009.

THE PUTNAM FUNDS LISTED ON EXHIBIT A (as the same may be revised from time to time)

Exhibit A

PUTNAM FUNDS

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam California Tax Exempt Income Fund
Putnam Convertible Securities Fund
Putnam Diversified Income Trust
Putnam Asset Allocation Funds
- Dynamic Asset Allocation Balanced Fund
- Dynamic Asset Allocation Conservative Fund
- Dynamic Asset Allocation Growth Fund
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
- Putnam Absolute Return 100 Fund
- Putnam Absolute Return 300 Fund
- Putnam Absolute Return 500 Fund
- Putnam Absolute Return 700 Fund
- Putnam Asia Pacific Equity Fund
- Putnam Capital Spectrum Fund
- Putnam Dynamic Asset Allocation Equity Fund
- Putnam Dynamic Risk Allocation Fund
- Putnam Emerging Markets Equity Fund
- Putnam Emerging Markets Income Fund
- Putnam Equity Spectrum Fund
- Putnam Floating Rate Income Fund
- Putnam Global Consumer Fund
- Putnam Global Dividend Fund
- Putnam Global Energy Fund
- Putnam Global Financials Fund
- Putnam Global Industrials Fund
- Putnam Global Sector Fund
- Putnam Global Technology Fund
- Putnam Global Telecommunications Fund
- Putnam Intermediate-Term Municipal Income Fund
- Putnam International Value Fund
- Putnam Low Volatility Equity Fund
- Putnam Money Market Liquidity Fund
- Putnam Mortgage Opportunities Fund
- Putnam Multi-Cap Core Fund
- Putnam Retirement Income Fund Lifestyle 2
- Putnam Retirement Income Fund Lifestyle 3
- Putnam Short Duration Income Fund
- Putnam Short Term Investment Fund
- Putnam Short-Term Municipal Income Fund
- Putnam Small Cap Growth Fund

Exhibit A

- Putnam Strategic Volatility Equity Fund
George Putnam Balanced Fund
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
- Putnam Capital Opportunities Fund
- Putnam Government Money Market Fund
- Putnam Growth Opportunities Fund
- Putnam International Capital Opportunities Fund
- Putnam International Growth Fund
- Putnam Multi-Cap Value Fund
- Putnam Research Fund
- Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Mortgage Recovery Fund*
Putnam Multi-Cap Growth Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady® Funds
- Putnam Retirement Income Fund Lifestyle 1
- Putnam RetirementReady 2060 Fund
- Putnam RetirementReady 2055 Fund
- Putnam RetirementReady 2050 Fund
- Putnam RetirementReady 2045 Fund
- Putnam RetirementReady 2040 Fund
- Putnam RetirementReady 2035 Fund
- Putnam RetirementReady 2030 Fund

Exhibit A

- Putnam RetirementReady 2025 Fund
- Putnam RetirementReady 2020 Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
- Putnam AMT-Free Municipal Fund
- Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust
Putnam Variable Trust
- Putnam VT Absolute Return 500 Fund
- Putnam VT American Government Income Fund
- Putnam VT Capital Opportunities Fund
- Putnam VT Diversified Income Fund
- Putnam VT Equity Income Fund
- Putnam VT George Putnam Balanced Fund
- Putnam VT Global Asset Allocation Fund
- Putnam VT Global Equity Fund
- Putnam VT Global Health Care Fund
- Putnam VT Global Utilities Fund
- Putnam VT Growth and Income Fund
- Putnam VT Growth Opportunities Fund
- Putnam VT High Yield Fund
- Putnam VT Income Fund
- Putnam VT International Equity Fund
- Putnam VT International Growth Fund
- Putnam VT International Value Fund
- Putnam VT Investors Fund
- Putnam VT Money Market Fund
- Putnam VT Multi-Cap Growth Fund
- Putnam VT Multi-Cap Value Fund
- Putnam VT Research Fund
- Putnam VT Small Cap Value Fund
- Putnam VT Voyager Fund
Putnam Voyager Fund

*interval fund, shares are not listed on the NYSE

As of: March 29, 2016

Title:	Vice President,
Treasurer and Clerk